Exhibit 99.2

Newspaper advertisement titled 39th Annual General Meeting to be held over video conference, record date and final dividend information

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

May 18, 2020

Dear Sir/ Madam,

Sub: Newspaper advertisement titled '39th Annual General Meeting to be held over video conference, record date and final dividend information'

Please find enclosed copies of the newspaper advertisement titled '39th Annual General Meeting to be held over video conference, record date and final dividend information'. The advertisements appeared in today's Times of India, Economic Times, Business Standard, Prajavani (Kannada) and Vijaya Karnataka (Kannada).

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

Enclosed: - Newspaper clippings (English and Kannada)

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
Navigate your next

Infosys Limited

Corporate Identity Number (CIN): L85110KA1981PLC013115
Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.
Phone: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com, www.infosys.com

39th ANNUAL GENERAL MEETING TO BE HELD OVER VIDEO CONFERENCE, RECORD DATE AND FINAL DIVIDEND INFORMATION

1. Shareholders may note that the 39th Annual General Meeting (AGM) of the Company will be held over video conference on Saturday, June 27, 2020 at 4:00 p.m. IST in compliance with General Circular numbers 20/2020, 14/2020, 17/2020 and all other applicable laws and circulars issued by the Ministry of Corporate Affairs (MCA), Government of India and Securites and Exchange Board of India (SEBI), to transact the business that will be set forth in the Notice of the Meeting.

2. In compliance with the above circulars, electronic copies of the Notice of the AGM and Annual Report for fiscal 2020 will be sent to all the shareholders whose email addresses are registered with the Company/Depository Participant(s). Shareholders holding shares in dematerialized mode, are requested to register their email addresses and mobile numbers with their relevant depositories through their depositary participants. Shareholders holding shares in physical mode are requested to furnish their email addresses and mobile numbers with the Company's Registrar and Share Transfer Agent KFin Technologies Private Limited (formerly Karvy Fintech Private Limited), at einward.ris@kfintech.com. The notice of the 39th AGM and Annual Report for fiscal 2020 will also be made available on the Company's website, at www.infosys.com, stock exchange websites and on the NSDL's website, at https://www.evoting.nsdl.com

3. Shareholders will have an opportunity to cast their vote remotely on the business as set forth in the Notice of the AGM through electronic voting system. The manner of voting remotely for shareholders holding shares in dematerialized mode, physical mode and for shareholders who have not registered their email addresses will be provided in the Notice to the shareholders. The details will also be made available on the website of the Company. Shareholders are requested to visit www.infosys.com to obtain such details.

4. Shareholders may note that the Board of Directors in their meeting held on April 20, 2020 has recommended a final dividend of ₹ 9.50 per share. The record date for the purposes of final dividend for fiscal 2020 will be **June 1, 2020**. The final dividend, once approved by the shareholders in the ensuing AGM will be paid on the fifth working day (i.e. July 3, 2020), electronically through various online transfer modes to those shareholders who have updated their bank account details. For shareholders who have not updated their bank account details, dividend warrants/ demand drafts/ cheques will be sent out to their registered addresses once the postal facility is available. To avoid delay in receiving the dividend, shareholders are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Share Transfer Agent (where shares are held in physical mode) to receive the dividend directly into their bank account on the payout date.

5. Shareholders may note that the Income Tax Act, 1961 (Act), as amended by the Finance Act, 2020, mandates that dividends paid or distributed by a Company after April 1, 2020 shall be taxable in the hands of shareholders. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final dividend. In order to enable us to determine the appropriate TDS rate as applicable, shareholders are requested to submit the following documents in accordance with the provisions of the Act.

   For Resident Shareholders, taxes shall be deducted at source under Section 194 of the Act, as follows -

Shareholders having valid PAN	7.5% or as notified by the Government of India
Shareholders not having PAN / valid PAN	20% or as notified by the Government of India

   However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during Financial Year 2020-21 does not exceed ₹ 5,000 and also in cases where shareholders provide Form 15G / Form 15H (applicable to an Individual's age of 60 years or more) subject to conditions specified in the Act. Resident shareholders may also submit any other document as prescribed under the Act to claim a lower/Nil withholding tax. PAN is mandatory for shareholders providing Form 15G/15H or any other document as mentioned above.

   For Non-resident Shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA, non-resident shareholders will have to provide the following:

   - Copy of the PAN Card allotted by the Indian Income Tax authorities duly attested by the shareholder.
   - Copy of Tax Residency Certificate (TRC) for FY 2020-2021 obtained from the revenue authorities of the country of tax residence, duly attested by shareholder.
   - Self-declaration in Form 10F.
   - Self-declaration by the shareholder of having no Permanent Establishment in India in accordance with the applicable Tax Treaty.
   - Self-declaration of Beneficial ownership by the shareholder.
   - Any other documents as prescribed under the Act for lower withholding of taxes if applicable, duly attested by the shareholder.

   The aforementioned documents are required to be uploaded on the shareholders portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html during the period commencing from June 1, 2020 and ending on June 15, 2020. We request you to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information in this regard. No communication would be accepted from shareholders after June 15, 2020 regarding the tax withholding matters.

6. The 39th AGM Notice will be sent to the shareholders in accordance with the applicable laws on their registered email addresses in due course.

For **Infosys Limited**
Sd/-
A.G.S. Manikantha
Company Secretary

Bengaluru, India
May 17, 2020

Infosys®
Navigate your next

Infosys Limited

Corporate Identity Number (CIN): L85110KA1981PLC013115
Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.
Phone: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com, www.infosys.com

39th ANNUAL GENERAL MEETING TO BE HELD OVER VIDEO CONFERENCE, RECORD DATE AND FINAL DIVIDEND INFORMATION

1. Shareholders may note that the 39th Annual General Meeting (AGM) of the Company will be held over video conference on Saturday, June 27, 2020 at 4:00 p.m. IST in compliance with General Circular numbers 20/2020, 14/2020, 17/2020 and all other applicable laws and circulars issued by the Ministry of Corporate Affairs (MCA), Government of India and Securites and Exchange Board of India (SEBI), to transact the business that will be set forth in the Notice of the Meeting.

2. In compliance with the above circulars, electronic copies of the Notice of the AGM and Annual Report for fiscal 2020 will be sent to all the shareholders whose email addresses are registered with the Company/Depository Participant(s). Shareholders holding shares in dematerialized mode, are requested to register their email addresses and mobile numbers with their relevant depositories through their depositary participants. Shareholders holding shares in physical mode are requested to furnish their email addresses and mobile numbers with the Company's Registrar and Share Transfer Agent KFin Technologies Private Limited (formerly Karvy Fintech Private Limited), at einward.ris@kfintech.com. The notice of the 39th AGM and Annual Report for fiscal 2020 will also be made available on the Company's website, at www.infosys.com, stock exchange websites and on the NSDL's website, at https://www.evoting.nsdl.com

3. Shareholders will have an opportunity to cast their vote remotely on the business as set forth in the Notice of the AGM through electronic voting system. The manner of voting remotely for shareholders holding shares in dematerialized mode, physical mode and for shareholders who have not registered their email addresses will be provided in the Notice to the shareholders. The details will also be made available on the website of the Company. Shareholders are requested to visit www.infosys.com to obtain such details.

4. Shareholders may note that the Board of Directors in their meeting held on April 20, 2020 has recommended a final dividend of ₹ 9.50 per share. The record date for the purposes of final dividend for fiscal 2020 will be **June 1, 2020**. The final dividend, once approved by the shareholders in the ensuing AGM will be paid on the fifth working day (i.e. July 3, 2020), electronically through various online transfer modes to those shareholders who have updated their bank account details. For shareholders who have not updated their bank account details, dividend warrants/ demand drafts/ cheques will be sent out to their registered addresses once the postal facility is available. To avoid delay in receiving the dividend, shareholders are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Share Transfer Agent (where shares are held in physical mode) to receive the dividend directly into their bank account on the payout date.

5. Shareholders may note that the Income Tax Act, 1961 (Act), as amended by the Finance Act, 2020, mandates that dividends paid or distributed by a Company after April 1, 2020 shall be taxable in the hands of shareholders. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final dividend. In order to enable us to determine the appropriate TDS rate as applicable, shareholders are requested to submit the following documents in accordance with the provisions of the Act.

   For Resident Shareholders, taxes shall be deducted at source under Section 194 of the Act, as follows -

Shareholders having valid PAN	7.5% or as notified by the Government of India
Shareholders not having PAN / valid PAN	20% or as notified by the Government of India

   However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during Financial Year 2020-21 does not exceed ₹ 5,000 and also in cases where shareholders provide Form 15G / Form 15H (applicable to an Individual's age of 60 years or more) subject to conditions specified in the Act. Resident shareholders may also submit any other document as prescribed under the Act to claim a lower/Nil withholding tax. PAN is mandatory for shareholders providing Form 15G/15H or any other document as mentioned above.

   For Non-resident Shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA, non-resident shareholders will have to provide the following:

   - Copy of the PAN Card allotted by the Indian Income Tax authorities duly attested by the shareholder.
   - Copy of Tax Residency Certificate (TRC) for FY 2020-2021 obtained from the revenue authorities of the country of tax residence, duly attested by shareholder.
   - Self-declaration in Form 10F.
   - Self-declaration by the shareholder of having no Permanent Establishment in India in accordance with the applicable Tax Treaty.
   - Self-declaration of Beneficial ownership by the shareholder.
   - Any other documents as prescribed under the Act for lower withholding of taxes if applicable, duly attested by the shareholder.

   The aforementioned documents are required to be uploaded on the shareholders portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html during the period commencing from June 1, 2020 and ending on June 15, 2020. We request you to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information in this regard. No communication would be accepted from shareholders after June 15, 2020 regarding the tax withholding matters.

6. The 39th AGM Notice will be sent to the shareholders in accordance with the applicable laws on their registered email addresses in due course.

For **Infosys Limited**
Sd/-
A.G.S. Manikantha
Company Secretary

Bengaluru, India
May 17, 2020

Infosys®
Navigate your next
Infosys Limited
Corporate Identity Number (CIN): L85110KA1981PLC013115
Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.
Phone: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com, www.infosys.com

39th ANNUAL GENERAL MEETING TO BE HELD OVER VIDEO CONFERENCE, RECORD DATE AND FINAL DIVIDEND INFORMATION

1. Shareholders may note that the 39th Annual General Meeting (AGM) of the Company will be held over video conference on Saturday, June 27, 2020 at 4:00 p.m. IST in compliance with General Circular numbers 20/2020, 14/2020, 17/2020 and all other applicable laws and circulars issued by the Ministry of Corporate Affairs (MCA), Government of India and Securites and Exchange Board of India (SEBI), to transact the business that will be set forth in the Notice of the Meeting.

2. In compliance with the above circulars, electronic copies of the Notice of the AGM and Annual Report for fiscal 2020 will be sent to all the shareholders whose email addresses are registered with the Company/Depository Participant(s). Shareholders holding shares in dematerialized mode, are requested to register their email addresses and mobile numbers with their relevant depositories through their depositary participants. Shareholders holding shares in physical mode are requested to furnish their email addresses and mobile numbers with the Company's Registrar and Share Transfer Agent KFin Technologies Private Limited (formerly Karvy Fintech Private Limited), at einward.ris@kfintech.com. The notice of the 39th AGM and Annual Report for fiscal 2020 will also be made available on the Company's website, at www.infosys.com, stock exchange websites and on the NSDL's website, at https://www.evoting.nsdl.com

3. Shareholders will have an opportunity to cast their vote remotely on the business as set forth in the Notice of the AGM through electronic voting system. The manner of voting remotely for shareholders holding shares in dematerialized mode, physical mode and for shareholders who have not registered their email addresses will be provided in the Notice to the shareholders. The details will also be made available on the website of the Company. Shareholders are requested to visit www.infosys.com to obtain such details.

4. Shareholders may note that the Board of Directors in their meeting held on April 20, 2020 has recommended a final dividend of ₹ 9.50 per share. The record date for the purposes of final dividend for fiscal 2020 will be **June 1, 2020**. The final dividend, once approved by the shareholders in the ensuing AGM will be paid on the fifth working day (i.e. July 3, 2020), electronically through various online transfer modes to those shareholders who have updated their bank account details. For shareholders who have not updated their bank account details, dividend warrants/ demand drafts/ cheques will be sent out to their registered addresses once the postal facility is available. To avoid delay in receiving the dividend, shareholders are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Share Transfer Agent (where shares are held in physical mode) to receive the dividend directly into their bank account on the payout date.

5. Shareholders may note that the Income Tax Act, 1961 (Act), as amended by the Finance Act, 2020, mandates that dividends paid or distributed by a Company after April 1, 2020 shall be taxable in the hands of shareholders. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final dividend. In order to enable us to determine the appropriate TDS rate as applicable, shareholders are requested to submit the following documents in accordance with the provisions of the Act.

   For Resident Shareholders, taxes shall be deducted at source under Section 194 of the Act, as follows -

Shareholders having valid PAN	7.5% or as notified by the Government of India
Shareholders not having PAN / valid PAN	20% or as notified by the Government of India

   However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during Financial Year 2020-21 does not exceed ₹ 5,000 and also in cases where shareholders provide Form 15G / Form 15H (applicable to an Individual's age of 60 years or more) subject to conditions specified in the Act. Resident shareholders may also submit any other document as prescribed under the Act to claim a lower/Nil withholding tax. PAN is mandatory for shareholders providing Form 15G/15H or any other document as mentioned above.

   For Non-resident Shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA, non-resident shareholders will have to provide the following:

   - Copy of the PAN Card allotted by the Indian Income Tax authorities duly attested by the shareholder.
   - Copy of Tax Residency Certificate (TRC) for FY 2020-2021 obtained from the revenue authorities of the country of tax residence, duly attested by shareholder.
   - Self-declaration in Form 10F.
   - Self-declaration by the shareholder of having no Permanent Establishment in India in accordance with the applicable Tax Treaty.
   - Self-declaration of Beneficial ownership by the shareholder.
   - Any other documents as prescribed under the Act for lower withholding of taxes if applicable, duly attested by the shareholder.

   The aforementioned documents are required to be uploaded on the shareholders portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html during the period commencing from June 1, 2020 and ending on June 15, 2020. We request you to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information in this regard. No communication would be accepted from shareholders after June 15, 2020 regarding the tax withholding matters.

6. The 39th AGM Notice will be sent to the shareholders in accordance with the applicable laws on their registered email addresses in due course.

For **Infosys Limited**

Sd/-

Bengaluru, India
May 17, 2020

A.G.S. Manikantha
Company Secretary

ಪ್ರಜಾವಾಣಿ

Infosys

Navigate your next

ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್

ಕಾರ್ಪೊರೇಟ್ ಗುರುತು ಸಂಖ್ಯೆ (ಸಿಐಎನ್): L85110KA1981PLC013115
ನೋಂದಾಯಿತ ಕಛೇರಿ: ಎಲೆಕ್ಟ್ರಾನಿಕ್ಸ್ ಸಿಟಿ, ಹೊಸೂರು ರಸ್ತೆ, ಬೆಂಗಳೂರು – 560 100
ದೂರವಾಣಿ: 91 80 2852 0261, ಫ್ಯಾಕ್ಸ್: 91 80 2852 0362
investors@infosys.com, www.infosys.com

39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆ ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ ಮೂಲಕ ನಡೆಸುವ ಬಗ್ಗೆ, ದಾಖಲಾತಿಯ ದಿನಾಂಕ ಮತ್ತು ಅಂತಿಮ ಲಾಭಾಂಶದ ಮಾಹಿತಿ

1. ಕಂಪನಿಯ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ ಮೂಲಕ ಶನಿವಾರ, ದಿನಾಂಕ 27 ಜೂನ್ 2020 ರಂದು ಸಂಜೆ ಭಾರತೀಯ ಕಾಲಮಾನ 4:00ಕ್ಕೆ ಸಾಮಾನ್ಯ ಸುತ್ತೋಲೆ ಸಂಖ್ಯೆ 20/2020, 14/2020, 17/2020 ಮತ್ತು ಇತರ ಅನ್ವಯವಾಗುವ ಎಲ್ಲ ಕಾನೂನುಗಳು ಹಾಗೂ ಭಾರತ ಸರ್ಕಾರದ ಕಾರ್ಪೊರೇಟ್ ವ್ಯವಹಾರಗಳ ಸಚಿವಾಲಯ ಮತ್ತು ಸೆಕ್ಯುರಿಟೀಸ್ ಅಂಡ್ ಎಕ್ಸ್ಚೇಂಜ್ ಬೋರ್ಡ್ ಆಫ್ ಇಂಡಿಯ (ಸೆಬಿ) ಹೊರಡಿಸಿರುವ ಸುತ್ತೋಲೆಗಳ ಅನ್ವಯ ಸಭೆಯ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಲಾಗುವ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸಲು ನಡೆಸಲಾಗುವುದು.

2. ಮೇಲ್ಕಾಣಿಸಿದ ಸುತ್ತೋಲೆಗಳ ಅನುಸರಣೆಯಲ್ಲಿ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಗಳ ವಿದ್ಯುನ್ಮಾನ ಪ್ರತಿಗಳನ್ನು ಮತ್ತು 2020ರ ಹಣಕಾಸು ವರ್ಷದ ವಾರ್ಷಿಕ ವರದಿಯನ್ನು ಕಂಪನಿ ಅಥವಾ ಡೆಪಾಸಿಟರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್‌ನಲ್ಲಿ ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು (ಈ ಮೇಲ್) ನೋಂದಾಯಿಸಿದ್ದಾರೋ ಅಂತಹ ಷೇರುದಾರರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಗೆ ಕಳಿಸಲಾಗುವುದು. ಕಂಪನಿಯ ಷೇರುಗಳನ್ನು ಡೀಮೆಟೀರಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಷೇರುದಾರರು ಅವರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆ ಹಾಗೂ ಸಂಚಾರಿ (ಮೊಬೈಲ್) ದೂರವಾಣಿ ಸಂಖ್ಯೆಯನ್ನು ತಮ್ಮ ಡೆಪಾಸಿಟರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್‌ಗಳ ಮೂಲಕ ನೋಂದಾಯಿಸಲು ಹಾಗೂ ಭೌತಿಕರೂಪದಲ್ಲಿ ಷೇರುಗಳನ್ನು ಹೊಂದಿರುವ ಷೇರುದಾರರು ಆ ವಿವರಗಳನ್ನು ಕಂಪನಿಯ ರಿಜಿಸ್ಟ್ರಾರ್ ಹಾಗೂ ಷೇರು ವರ್ಗಾವಣೆ ಏಜೆಂಟರಾದ ಕೆಫಿನ್ ಟೆಕ್ನಾಲಜೀಸ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್ (ಹಿಂದಿನ ಕಾರ್ವಿ ಫಿನ್‌ಟೆಕ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್), ಇವರಿಗೆ ಅವರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆ einward.ris@kfintech.com ಮೂಲಕ ತಿಳಿಸಲು ಕೋರಲಾಗಿದೆ. ಕಂಪನಿಯ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆ ಮತ್ತು 2020 ಸಾಲಿನ ಹಣಕಾಸು ವರದಿಯನ್ನು ಕಂಪನಿಯ ಜಾಲತಾಣ www.infosys.com, ಸ್ಟಾಕ್ ಎಕ್ಸ್‌ಚೇಂಜ್ ಜಾಲತಾಣ ಮತ್ತು ಎನ್‌ಎಸ್‌ಡಿಎಲ್‌ನ ಜಾಲತಾಣವಾದ https://www.evoting.nsdl.com ಇಲ್ಲಿಯೂ ಒದಗಿಸಲಾಗುವುದು.

3. ಷೇರುದಾರರಿಗೆ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ನೋಟಿಸಿನಲ್ಲಿ ತಿಳಿಸಿರುವಂತೆ ಹೇಳಲಾಗುವ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸುವ ಕುರಿತಾಗಿ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ ದೂರನಿಯಂತ್ರಿತವಾಗಿ ಮತವನ್ನು ಚಲಾಯಿಸಲು ಅವಕಾಶವಿರುತ್ತದೆ. ಕಂಪನಿಯ ಷೇರುಗಳನ್ನು ಡಿಮೆಟೀರಿಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಮತ್ತು ಭೌತಿಕ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಷೇರುದಾರರು ಮತ್ತು ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ನೋಂದಾಯಿಸದ ಷೇರುದಾರರಿಗೆ ಮತ ಚಲಾಯಿಸುವ ವಿಧಾನವನ್ನೂ ಸಹ ಸೂಚನೆಗಳಲ್ಲಿ ಒದಗಿಸಲಾಗುವುದು. ಸದರಿ ವಿವರಗಳನ್ನು ಕಂಪನಿಯ ಜಾಲತಾಣದಲ್ಲಿಯೂ ಒದಗಿಸಲಾಗುವುದು. ಷೇರುದಾರರು ಅಂತಹ ವಿವರಗಳನ್ನು ಪಡೆದುಕೊಳ್ಳಲು www.infosys.com ಅನ್ನು ಸಂದರ್ಶಿಸಬೇಕಾಗಿ ಕೋರಲಾಗಿದೆ.

4. ದಿನಾಂಕ ಏಪ್ರಿಲ್ 20, 2020 ರಂದು ನಡೆದ ನಿರ್ದೇಶಕರುಗಳ ಮಂಡಳಿಯ ಸಭೆಯಲ್ಲಿ ಅಂತಿಮ ಲಾಭಾಂಶವನ್ನು ಪ್ರತಿ ಷೇರಿಗೆ ₹ 9.50 ಎಂದು ಶಿಫಾರಸು ಮಾಡಿದ್ದನ್ನು ಷೇರುದಾರರು ಗಮನಿಸಬಹುದಾಗಿದೆ. 2020ರ ಹಣಕಾಸು ವರ್ಷಕ್ಕೆ ಅಂತಿಮ ಲಾಭಾಂಶ ದಾಖಲಾತಿ ದಿನವು **ಜೂನ್ 1, 2020** ಆಗಿರುತ್ತದೆ. ಮುಂಬರಲಿರುವ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿ ಈ ಅಂತಿಮ ಲಾಭಾಂಶವು ಒಪ್ಪಿತವಾದ ನಂತರದ 5ನೇ ಕೆಲಸದ ದಿನದಂದು (ಅಂದರೆ ಜುಲೈ 3, 2020ರಂದು) ವಿದ್ಯುನ್ಮಾನ ರೂಪದಲ್ಲಿ, ವಿವಿಧ ಆನ್ಲೈನ್ ಮಾರ್ಗಗಳಲ್ಲಿ ಯಾವ ಷೇರುದಾರರು ತಮ್ಮ ಬ್ಯಾಂಕ್ ವಿವರಗಳನ್ನು ಒದಗಿಸಿದ್ದಾರೋ ಅವರ ಖಾತೆಗಳಿಗೆ ವರ್ಗಾಯಿಸಲಾಗುವುದು. ಯಾವ ಷೇರುದಾರರು ತಮ್ಮ ಬ್ಯಾಂಕ್ ಖಾತೆಯ ವಿವರಗಳನ್ನು ಒದಗಿಸಿಲ್ಲವೋ ಅವರಿಗೆ ಲಾಭಾಂಶ ವಾರಂಟ್/ಡಿಮಾಂಡ್ ಡ್ರಾಫ್ಟ್/ಚೆಕ್ಕುಗಳನ್ನು ಅವರ ನೋಂದಾಯಿತ ವಿಳಾಸಕ್ಕೆ ಅಂಚೆ ಸೇವೆಗಳು ಲಭ್ಯವಾದೊಡನೆಯೇ ಕಳಿಸಲಾಗುವುದು. ಲಾಭಾಂಶ ಸ್ವೀಕರಿಸುವುದು ತಡವಾಗುವುದನ್ನು ತಪ್ಪಿಸಲು ಷೇರುದಾರರು, ಲಾಭಾಂಶವನ್ನು ನೇರವಾಗಿ ತಮ್ಮ ಬ್ಯಾಂಕ್ ಖಾತೆಯಲ್ಲಿ ಪಡೆದುಕೊಳ್ಳಲು ತಮ್ಮ ಕೆವೈಸಿಯನ್ನು ತಮ್ಮ ಡಿಪಾಸಿಟರಿಗಳಲ್ಲಿ (ಎಲ್ಲಿ ಷೇರುಗಳನ್ನು ಡಿಮೆಟೀರಿಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಹೊಂದಿದ್ದಾರೋ ಅಲ್ಲಿ) ಮತ್ತು ಕಂಪನಿಯ ಷೇರು ವರ್ಗಾವಣೆ ಏಜೆಂಟರಲ್ಲಿ (ಷೇರುಗಳನ್ನು ಭೌತಿಕ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವವರು) ನೋಂದಣಿಕರಿಸಲು ಕೋರಲಾಗಿದೆ.

5. ಹಣಕಾಸು ಕಾಯಿದೆ 2020 ರಂತೆ ತಿದ್ದುಪಡಿಯಾದ ಆದಾಯ ತೆರಿಗೆ ಕಾಯಿದೆ, 1961ರ ಅನ್ವಯ ಏಪ್ರಿಲ್ 1, 2020ರ ನಂತರ ಕಂಪನಿ ನೀಡಿದ ಅಥವಾ ವಿತರಿಸಲಾದ ಲಾಭಾಂಶಕ್ಕೆ ಷೇರುದಾರರು ತೆರಿಗೆ ಪಾವತಿಸಬೇಕಾಗುತ್ತದೆ. ಆದ್ದರಿಂದ ಕಂಪನಿಯು ಅಂತಿಮ ಲಾಭಾಂಶವನ್ನು ಪಾವತಿಸುವಾಗ ಮೂಲದಲ್ಲಿ ತೆರಿಗೆಯನ್ನು ಹಿಡಿಯಬೇಕಾಗುತ್ತದೆ. ಹೀಗೆ ಮೂಲದಲ್ಲಿ ತೆರಿಗೆಯನ್ನು ಹಿಡಿಯುವ ದರವನ್ನು ನಿಷ್ಕರ್ಷಿಸಲು ಅನುವಾಗುವಂತೆ ಷೇರುದಾರರು ಕೆಳಕಂಡ ದಸ್ತಾವೇಜುಗಳುನ್ನು ಕಾನೂನಿನನ್ವಯ ಸಲ್ಲಿಸಲು ಕೋರಲಾಗಿದೆ.

ನಿವಾಸಿ ಷೇರುದಾರರಿಗೆ, ಆದಾಯ ತೆರಿಗೆ ಕಾಯಿದೆಯ 1961ರ ಪರಿಚ್ಛೇದ 194ರ ಅನ್ವಯ ಈ ಕೆಳಕಂಡಂತೆ ಕಡಿತಗೊಳಿಸಲಾಗುವುದು.

ಅಧಿಕೃತವಾದ ಪ್ಯಾನ್ ಸಂಖ್ಯೆ ಹೊಂದಿರುವ ಷೇರುದಾರರಿಗೆ	7.5% ಅಥವಾ ಭಾರತ ಸರ್ಕಾರದ ಅಧಿಸೂಚನೆಯಂತೆ
ಅಧಿಕೃತವಾದ ಪ್ಯಾನ್/ಪ್ಯಾನ್ ಸಂಖ್ಯೆ ಹೊಂದಿರದ ಷೇರುದಾರರಿಗೆ	20% ಅಥವಾ ಭಾರತ ಸರ್ಕಾರದ ಅಧಿಸೂಚನೆಯಂತೆ

ಅದಾಗ್ಯೂ, ಲಾಭಾಂಶ ಪಾವತಿಸಬೇಕಾದ ನಿವಾಸಿ ಷೇರುದಾರ ವ್ಯಕ್ತಿಗೆ ಆರ್ಥಿಕ ವರ್ಷ 2020-21 ರಲ್ಲಿ ಲಾಭಾಂಶವು ₹ 5,000 ಮೀರದಿದ್ದಲ್ಲಿ ಹಾಗೂ ಷೇರುದಾರರು ನಮೂನೆ 15ಜಿ/ನಮೂನೆ 15ಎಚ್ (60ವರ್ಷ ವಯಸ್ಸನ್ನು ಮೀರಿದ ವ್ಯಕ್ತಿಗೆ ಅನ್ವಯಿಸುವಂತೆ) ಒದಗಿಸಿದವರಿಗೆ ಕಾಯಿದೆಯ ನಿಬಂಧನೆಗಳಿಗೆ ಒಳಪಟ್ಟಂತೆ ಯಾವುದೇ ತೆರಿಗೆಯನ್ನು ಕಡಿತಗೊಳಿಸಲಾಗುವುದಿಲ್ಲ. ನಿವಾಸಿ ಷೇರುದಾರರು ಕಾಯಿದೆಯಲ್ಲಿ ಹೇಳಲಾದ ಇತರೆ ಯಾವುದೇ ದಸ್ತಾವೇಜನ್ನು ಒದಗಿಸಿ ಕಡಿಮೆ ದರದ ತೆರಿಗೆ ಕಡಿತ ಅಥವಾ ಪೂರ್ಣ ತೆರಿಗೆ ಕಡಿತವನ್ನು ಪಡೆಯಬಹುದಾಗಿರುತ್ತದೆ. ನಮೂನೆ 15ಜಿ/ನಮೂನೆ 15ಎಚ್ ಅಥವಾ ಮೇಲೆ ಹೇಳಿದ ಇತರೆ ದಸ್ತಾವೇಜನ್ನು ಒದಗಿಸುವ ಷೇರುದಾರಿಗೆ ಪ್ಯಾನ್ ಸಂಖ್ಯೆ ಒದಗಿಸುವುದು ಕಡ್ಡಾಯವಾಗಿರುತ್ತದೆ.

ಅನಿವಾಸಿ ಷೇರುದಾರರಿಗೆ, ಪರಿಚ್ಛೇದ 195 ಹಾಗೂ ಕಾನೂನಿನ ಇತರೆ ಅನ್ವಯವಾಗುವ ಪರಿಚ್ಛೇದಗಳ ಅನುಸಾರ ತೆರಿಗೆಗಳನ್ನು, ಚಾಲ್ತಿಯಲ್ಲಿರುವ ದರದಲ್ಲಿ ತಡೆಹಿಡಿಯಬೇಕಾಗಿರುತ್ತದೆ. ಈ ತೆರಿಗೆಯನ್ನು ತಡೆಹಿಡಿಯುವ ದರವು ಶೇ20 (ಜೊತೆಗೆ ಅನ್ವಯವಾಗುವ ಸರ್‌ಚಾರ್ಜ್ ಮತ್ತು ಸೆಸ್) ಅಥವಾ ಲಾಭಾಂಶದ ಮೊತ್ತದ ಮೇಲೆ ಭಾರತ ಸರ್ಕಾರ ಸೂಚಿಸಿರುವಂತೆ ಆಗಿರುತ್ತದೆ. ಆದರೂ, ಕಾಯಿದೆಯ ಪರಿಚ್ಛೇದ 90ರ ಪ್ರಕಾರ, ಅನಿವಾಸಿ ಷೇರುದಾರರು ದ್ವಿತೆರಿಗೆ ಪ್ರತಿಬಂಧಕ ಒಪ್ಪಂದವನ್ನು (ಡಿಟಿಎಎ) ಆಯ್ಕೆ ಮಾಡಿಕೊಂಡು ಭಾರತದ ಮತ್ತು ಷೇರುದಾರರು ವಾಸವಾಗಿರುವ ದೇಶದ ತೆರಿಗೆ ಇವುಗಳಲ್ಲಿ ಅವರಿಗೆ ಯಾವುದು ಹೆಚ್ಚು ಲಾಭಕರವೋ ಅದನ್ನು ಅನುಸರಿಸಲು ಅವಕಾಶವಿದೆ. ಇದಕ್ಕಾಗಿ, ಅಂದರೆ, ಡಿಟಿಎಎ ಸೌಲಭ್ಯವನ್ನು ಬಳಸಿಕೊಳ್ಳಲು, ಅನಿವಾಸಿ ಷೇರುದಾರರು ಈ ಕೆಳಕಂಡ ವಿವರಗಳನ್ನು ನೀಡಬೇಕಾಗುತ್ತದೆ:

- ಭಾರತದ ಆದಾಯ ತೆರಿಗೆ ಇಲಾಖೆಯು ನೀಡಿದ, ಷೇರುದಾರರಿಂದ ಅನುಪ್ರಮಾಣಿತ ಪ್ಯಾನ್ ಕಾರ್ಡಿನ ಪ್ರತಿ.
- ಆರ್ಥಿಕ ವರ್ಷ 2020-21ಕ್ಕೆ ಅನುಸಾರವಾದ ವಾಸವಿರುವ ದೇಶದ ಅಧಿಕಾರಿಗಳು ನೀಡಿರುವ, ಷೇರುದಾರರಿಂದ ಅನುಪ್ರಮಾಣಿತ ಟ್ಯಾಕ್ಸ್ ರೆಸಿಡೆನ್ಸಿ ಪ್ರಮಾಣಪತ್ರದ ಪ್ರತಿ
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- ಕಾಯಿದೆಯಲ್ಲಿ ಕಡಿಮೆ ತೆರಿಗೆ ತಡೆಹಿಡಿಯುವಂತೆ ಇರುವ ಕಾನೂನಿನಲ್ಲಿ ಹೇಳಲಾದ ಯಾವುದೇ ಇತರ ದಸ್ತಾವೇಜು, ಅನ್ವಯವಾಗುವುದಾದಲ್ಲಿ, ಸ್ವಅನುಪ್ರಮಾಣಿತ ಪ್ರತಿಯನ್ನು ಒದಗಿಸತಕ್ಕದ್ದು.

ಮೇಲ್ಕಾಣಿಸಿದ ದಸ್ತಾವೇಜುಗಳನ್ನು ಷೇರುದಾರರ ಪೋರ್ಟಲ್ ಆದ https://www.infosys.com/investors/shareholder-services/dividend-tax.html ಈ ತಾಣಕ್ಕೆ ಜೂನ್ 1, 2020ರಿಂದ ಪ್ರಾರಂಭವಾಗಿ ಜೂನ್ 15, 2020ಕ್ಕೆ ಕೊನೆಯಾಗುವ ಅವಧಿಯ ಒಳಗೆ ಸಲ್ಲಿಸಬೇಕಾಗಿ ಕೋರಲಾಗಿದೆ. ಈ ನಿಟ್ಟಿನಲ್ಲಿ ಹೆಚ್ಚಿನ ಸೂಚನೆಗಳು ಮತ್ತು ಮಾಹಿತಿಗಾಗಿ https://www.infosys.com/investors/shareholder-services/dividend-tax.html ಈ ತಾಣವನ್ನು ಸಂದರ್ಶಿಸಲು ಕೋರಲಾಗಿದೆ. ದಿನಾಂಕ ಜೂನ್ 15, 2020ರ ನಂತರ ತೆರಿಗೆ ತಡೆಹಿಡಿಯುವ ವಿಷಯವಾಗಿ ಯಾವುದೇ ಸಂವಹನ/ಸಂದೇಶಗಳನ್ನು ಸ್ವೀಕರಿಸಲಾಗುವುದಿಲ್ಲ.

6. 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯನ್ನು ಷೇರುದಾರರಿಗೆ ಅವರ ನೋಂದಾಯಿತ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಗೆ ಅನ್ವಯವಾಗುವ ಕಾನೂನುಗಳ ಅನುಸಾರವಾಗಿ ಕಳಿಸಲಾಗುವುದು.

ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್ ಪರವಾಗಿ

ಸಹಿ/–

ಎ.ಜಿ.ಎಸ್. ಮಣಿಕಂಠ

ಕಂಪನಿ ಕಾರ್ಯದರ್ಶಿ

ಬೆಂಗಳೂರು, ಭಾರತ

ಮೇ 17, 2020

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39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆ ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ ಮೂಲಕ ನಡೆಸುವ ಬಗ್ಗೆ, ದಾಖಲಾತಿಯ ದಿನಾಂಕ ಮತ್ತು ಅಂತಿಮ ಲಾಭಾಂಶದ ಮಾಹಿತಿ

1. ಕಂಪನಿಯ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ ಮೂಲಕ ಶನಿವಾರ, ದಿನಾಂಕ 27 ಜೂನ್ 2020 ರಂದು ಸಂಜೆ ಭಾರತೀಯ ಕಾಲಮಾನ 4:00ಕ್ಕೆ ಸಾಮಾನ್ಯ ಸುತ್ತೋಲೆ ಸಂಖ್ಯೆ 20/2020, 14/2020, 17/2020 ಮತ್ತು ಇತರ ಅನ್ವಯವಾಗುವ ಎಲ್ಲ ಕಾನೂನುಗಳು ಹಾಗೂ ಭಾರತ ಸರ್ಕಾರದ ಕಾರ್ಪೊರೇಟ್ ವ್ಯವಹಾರಗಳ ಸಚಿವಾಲಯ ಮತ್ತು ಸೆಕ್ಯುರಿಟೀಸ್ ಅಂಡ್ ಎಕ್ಸ್ಚೇಂಜ್ ಬೋರ್ಡ್ ಆಫ್ ಇಂಡಿಯ (ಸೆಬಿ) ಹೊರಡಿಸಿರುವ ಸುತ್ತೋಲೆಗಳ ಅನ್ವಯ ಸಭೆಯ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಲಾಗುವ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸಲು ನಡೆಸಲಾಗುವುದು.

2. ಮೇಲ್ಕಾಣಿಸಿದ ಸುತ್ತೋಲೆಗಳ ಅನುಸರಣೆಯಲ್ಲಿ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಗಳ ವಿದ್ಯುನ್ಮಾನ ಪ್ರತಿಗಳನ್ನು ಮತ್ತು 2020ರ ಹಣಕಾಸು ವರ್ಷದ ವಾರ್ಷಿಕ ವರದಿಯನ್ನು ಕಂಪನಿ ಅಥವಾ ಡೆಪಾಸಿಟರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್‌ನಲ್ಲಿ ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು (ಈ ಮೇಲ್) ನೋಂದಾಯಿಸಿದ್ದಾರೋ ಅಂತಹ ಷೇರುದಾರರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಗೆ ಕಳಿಸಲಾಗುವುದು. ಕಂಪನಿಯ ಷೇರುಗಳನ್ನು ಡೀಮೆಟೀರಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಷೇರುದಾರರು ಅವರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆ ಹಾಗೂ ಸಂಚಾರಿ (ಮೊಬೈಲ್) ದೂರವಾಣಿ ಸಂಖ್ಯೆಯನ್ನು ತಮ್ಮ ಡೆಪಾಸಿಟರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್‌ಗಳ ಮೂಲಕ ನೋಂದಾಯಿಸಲು ಹಾಗೂ ಭೌತಿಕರೂಪದಲ್ಲಿ ಷೇರುಗಳನ್ನು ಹೊಂದಿರುವ ಷೇರುದಾರರು ಆ ವಿವರಗಳನ್ನು ಕಂಪನಿಯ ರಿಜಿಸ್ಟ್ರಾರ್ ಹಾಗೂ ಷೇರು ವರ್ಗಾವಣೆ ಏಜೆಂಟರಾದ ಕೆಫಿನ್ ಟೆಕ್ನಾಲಜೀಸ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್ (ಹಿಂದಿನ ಕಾರ್ವಿ ಫಿನ್‌ಟೆಕ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್), ಇವರಿಗೆ ಅವರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆ einward.ris@kfintech.com ಮೂಲಕ ತಿಳಿಸಲು ಕೋರಲಾಗಿದೆ. ಕಂಪನಿಯ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆ ಮತ್ತು 2020 ಸಾಲಿನ ಹಣಕಾಸು ವರದಿಯನ್ನು ಕಂಪನಿಯ ಜಾಲತಾಣ www.infosys.com, ಸ್ಟಾಕ್ ಎಕ್ಸ್ಚೇಂಜ್ ಜಾಲತಾಣ ಮತ್ತು ಎನ್‌ಎಸ್‌ಡಿಎಲ್‌ನ ಜಾಲತಾಣವಾದ https://www.evoting.nsdl.com ಇಲ್ಲಿಯೂ ಒದಗಿಸಲಾಗುವುದು.

3. ಷೇರುದಾರರಿಗೆ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ನೋಟಿಸಿನಲ್ಲಿ ತಿಳಿಸಿರುವಂತೆ ಹೇಳಲಾಗುವ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸುವ ಕುರಿತಾಗಿ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ ದೂರನಿಯಂತ್ರಿತವಾಗಿ ಮತವನ್ನು ಚಲಾಯಿಸಲು ಅವಕಾಶವಿರುತ್ತದೆ. ಕಂಪನಿಯ ಷೇರುಗಳನ್ನು ಡಿಮೆಟೀರಿಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಮತ್ತು ಭೌತಿಕ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಷೇರುದಾರರು ಮತ್ತು ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ನೋಂದಾಯಿಸದ ಷೇರುದಾರರಿಗೆ ಮತ ಚಲಾಯಿಸುವ ವಿಧಾನವನ್ನೂ ಸಹ ಸೂಚನೆಗಳಲ್ಲಿ ಒದಗಿಸಲಾಗುವುದು. ಸದರಿ ವಿವರಗಳನ್ನು ಕಂಪನಿಯ ಜಾಲತಾಣದಲ್ಲಿಯೂ ಒದಗಿಸಲಾಗುವುದು. ಷೇರುದಾರರು ಅಂತಹ ವಿವರಗಳನ್ನು ಪಡೆದುಕೊಳ್ಳಲು www.infosys.com ಅನ್ನು ಸಂದರ್ಶಿಸಬೇಕಾಗಿ ಕೋರಲಾಗಿದೆ.

4. ದಿನಾಂಕ ಏಪ್ರಿಲ್ 20, 2020 ರಂದು ನಡೆದ ನಿರ್ದೇಶಕರುಗಳ ಮಂಡಳಿಯ ಸಭೆಯಲ್ಲಿ ಅಂತಿಮ ಲಾಭಾಂಶವನ್ನು ಪ್ರತಿ ಷೇರಿಗೆ ₹ 9.50 ಎಂದು ಶಿಫಾರಸು ಮಾಡಿದ್ದನ್ನು ಷೇರುದಾರರು ಗಮನಿಸಬಹುದಾಗಿದೆ. 2020ರ ಹಣಕಾಸು ವರ್ಷಕ್ಕೆ ಅಂತಿಮ ಲಾಭಾಂಶ ದಾಖಲಾತಿ ದಿನವು **ಜೂನ್ 1, 2020** ಆಗಿರುತ್ತದೆ. ಮುಂಬರಲಿರುವ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿ ಈ ಅಂತಿಮ ಲಾಭಾಂಶವು ಒಪ್ಪಿತವಾದ ನಂತರದ 5ನೇ ಕೆಲಸದ ದಿನದಂದು (ಅಂದರೆ ಜುಲೈ 3, 2020ರಂದು) ವಿದ್ಯುನ್ಮಾನ ರೂಪದಲ್ಲಿ, ವಿವಿಧ ಆನ್ಲೈನ್ ಮಾರ್ಗಗಳಲ್ಲಿ ಯಾವ ಷೇರುದಾರರು ತಮ್ಮ ಬ್ಯಾಂಕ್ ವಿವರಗಳನ್ನು ಒದಗಿಸಿದ್ದಾರೋ ಅವರ ಖಾತೆಗಳಿಗೆ ವರ್ಗಾಯಿಸಲಾಗುವುದು. ಯಾವ ಷೇರುದಾರರು ತಮ್ಮ ಬ್ಯಾಂಕ್ ಖಾತೆಯ ವಿವರಗಳನ್ನು ಒದಗಿಸಿಲ್ಲವೋ ಅವರಿಗೆ ಲಾಭಾಂಶ ವಾರಂಟ್/ಡಿಮಾಂಡ್ ಡ್ರಾಫ್ಟ್/ಚೆಕ್ಕುಗಳನ್ನು ಅವರ ನೋಂದಾಯಿತ ವಿಳಾಸಕ್ಕೆ ಅಂಚೆ ಸೇವೆಗಳು ಲಭ್ಯವಾದೊಡನೆಯೇ ಕಳಿಸಲಾಗುವುದು. ಲಾಭಾಂಶ ಸ್ವೀಕರಿಸುವುದು ತಡವಾಗುವುದನ್ನು ತಪ್ಪಿಸಲು ಷೇರುದಾರರು, ಲಾಭಾಂಶವನ್ನು ನೇರವಾಗಿ ತಮ್ಮ ಬ್ಯಾಂಕ್ ಖಾತೆಯಲ್ಲಿ ಪಡೆದುಕೊಳ್ಳಲು ತಮ್ಮ ಕೆವೈಸಿಯನ್ನು ತಮ್ಮ ಡಿಪಾಸಿಟರಿಗಳಲ್ಲಿ (ಎಲ್ಲಿ ಷೇರುಗಳನ್ನು ಡಿಮೆಟೀರಿಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಹೊಂದಿದ್ದಾರೋ ಅಲ್ಲಿ) ಮತ್ತು ಕಂಪನಿಯ ಷೇರು ವರ್ಗಾವಣೆ ಏಜೆಂಟರಲ್ಲಿ (ಷೇರುಗಳನ್ನು ಭೌತಿಕ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವವರು) ನೋಂದಣಿಕರಿಸಲು ಕೋರಲಾಗಿದೆ.

5. ಹಣಕಾಸು ಕಾಯಿದೆ 2020 ರಂತೆ ತಿದ್ದುಪಡಿಯಾದ ಆದಾಯ ತೆರಿಗೆ ಕಾಯಿದೆ, 1961ರ ಅನ್ವಯ ಎಪ್ರಿಲ್ 1, 2020ರ ನಂತರ ಕಂಪನಿ ನೀಡಿದ ಅಥವಾ ವಿತರಿಸಲಾದ ಲಾಭಾಂಶಕ್ಕೆ ಷೇರುದಾರರು ತೆರಿಗೆ ಪಾವತಿಸಬೇಕಾಗುತ್ತದೆ. ಆದ್ದರಿಂದ ಕಂಪನಿಯು ಅಂತಿಮ ಲಾಭಾಂಶವನ್ನು ಪಾವತಿಸುವಾಗ ಮೂಲದಲ್ಲಿ ತೆರಿಗೆಯನ್ನು ಹಿಡಿಯಬೇಕಾಗುತ್ತದೆ. ಹೀಗೆ ಮೂಲದಲ್ಲಿ ತೆರಿಗೆಯನ್ನು ಹಿಡಿಯುವ ದರವನ್ನು ನಿಷ್ಕರ್ಷಿಸಲು ಅನುವಾಗುವಂತೆ ಷೇರುದಾರರು ಕೆಳಕಂಡ ದಸ್ತಾವೇಜುಗಳುನ್ನು ಕಾನೂನಿನನ್ವಯ ಸಲ್ಲಿಸಲು ಕೋರಲಾಗಿದೆ.

   ನಿವಾಸಿ ಷೇರುದಾರರಿಗೆ, ಆದಾಯ ತೆರಿಗೆ ಕಾಯಿದೆಯ 1961ರ ಪರಿಚ್ಛೇದ 194ರ ಅನ್ವಯ ಈ ಕೆಳಕಂಡಂತೆ ಕಡಿತಗೊಳಿಸಲಾಗುವುದು.

ಅಧಿಕೃತವಾದ ಪ್ಯಾನ್ ಸಂಖ್ಯೆ ಹೊಂದಿರುವ ಷೇರುದಾರರಿಗೆ	7.5% ಅಥವಾ ಭಾರತ ಸರ್ಕಾರದ ಅಧಿಸೂಚನೆಯಂತೆ
ಅಧಿಕೃತವಾದ ಪ್ಯಾನ್/ಪ್ಯಾನ್ ಸಂಖ್ಯೆ ಹೊಂದಿರದ ಷೇರುದಾರರಿಗೆ	20% ಅಥವಾ ಭಾರತ ಸರ್ಕಾರದ ಅಧಿಸೂಚನೆಯಂತೆ

   ಅದಾಗ್ಯೂ, ಲಾಭಾಂಶ ಪಾವತಿಸಬೇಕಾದ ನಿವಾಸಿ ಷೇರುದಾರ ವ್ಯಕ್ತಿಗೆ ಆರ್ಥಿಕ ವರ್ಷ 2020-21 ರಲ್ಲಿ ಲಾಭಾಂಶವು ₹ 5,000 ಮೀರದಿದ್ದಲ್ಲಿ ಹಾಗೂ ಷೇರುದಾರರು ನಮೂನೆ 15ಜಿ/ನಮೂನೆ 15ಎಚ್ (60ವರ್ಷ ವಯಸ್ಸನ್ನು ಮೀರಿದ ವ್ಯಕ್ತಿಗೆ ಅನ್ವಯಿಸುವಂತೆ) ಒದಗಿಸಿದವರಿಗೆ ಕಾಯಿದೆಯ ನಿಬಂಧನೆಗಳಿಗೆ ಒಳಪಟ್ಟಂತೆ ಯಾವುದೇ ತೆರಿಗೆಯನ್ನು ಕಡಿತಗೊಳಿಸಲಾಗುವುದಿಲ್ಲ. ನಿವಾಸಿ ಷೇರುದಾರರು ಕಾಯಿದೆಯಲ್ಲಿ ಹೇಳಲಾದ ಇತರೆ ಯಾವುದೇ ದಸ್ತಾವೇಜನ್ನು ಒದಗಿಸಿ ಕಡಿಮೆ ದರದ ತೆರಿಗೆ ಕಡಿತ ಅಥವಾ ಪೂರ್ಣ ತೆರಿಗೆ ಕಡಿತವನ್ನು ಪಡೆಯಬಹುದಾಗಿರುತ್ತದೆ. ನಮೂನೆ 15ಜಿ/ನಮೂನೆ 15ಎಚ್ ಅಥವಾ ಮೇಲೆ ಹೇಳಿದ ಇತರೆ ದಸ್ತಾವೇಜನ್ನು ಒದಗಿಸುವ ಷೇರುದಾರಿಗೆ ಪ್ಯಾನ್ ಸಂಖ್ಯೆ ಒದಗಿಸುವುದು ಕಡ್ಡಾಯವಾಗಿರುತ್ತದೆ.

   ಅನಿವಾಸಿ ಷೇರುದಾರರಿಗೆ, ಪರಿಚ್ಛೇದ 195 ಹಾಗೂ ಕಾನೂನಿನ ಇತರೆ ಅನ್ವಯವಾಗುವ ಪರಿಚ್ಛೇದಗಳ ಅನುಸಾರ ತೆರಿಗೆಗಳನ್ನು, ಚಾಲ್ತಿಯಲ್ಲಿರುವ ದರದಲ್ಲಿ ತಡೆಹಿಡಿಯಬೇಕಾಗಿರುತ್ತದೆ. ಈ ತೆರಿಗೆಯನ್ನು ತಡೆಹಿಡಿಯುವ ದರವು ಶೇ20 (ಜೊತೆಗೆ ಅನ್ವಯವಾಗುವ ಸರ್‌ಚಾರ್ಜ್ ಮತ್ತು ಸೆಸ್) ಅಥವಾ ಲಾಭಾಂಶದ ಮೊತ್ತದ ಮೇಲೆ ಭಾರತ ಸರ್ಕಾರ ಸೂಚಿಸಿರುವಂತೆ ಆಗಿರುತ್ತದೆ. ಆದರೂ, ಕಾಯಿದೆಯ ಪರಿಚ್ಛೇದ 90ರ ಪ್ರಕಾರ, ಅನಿವಾಸಿ ಷೇರುದಾರರು ದ್ವಿತೆರಿಗೆ ಪ್ರತಿಬಂಧಕ ಒಪ್ಪಂದವನ್ನು (ಡಿಟಿಎಎ) ಆಯ್ಕೆ ಮಾಡಿಕೊಂಡು ಭಾರತದ ಮತ್ತು ಷೇರುದಾರರು ವಾಸವಾಗಿರುವ ದೇಶದ ತೆರಿಗೆ ಇವುಗಳಲ್ಲಿ ಅವರಿಗೆ ಯಾವುದು ಹೆಚ್ಚು ಲಾಭಕರವೋ ಅದನ್ನು ಅನುಸರಿಸಲು ಅವಕಾಶವಿದೆ. ಇದಕ್ಕಾಗಿ, ಅಂದರೆ, ಡಿಟಿಎಎ ಸೌಲಭ್ಯವನ್ನು ಬಳಸಿಕೊಳ್ಳಲು, ಅನಿವಾಸಿ ಷೇರುದಾರರು ಈ ಕೆಳಕಂಡ ವಿವರಗಳನ್ನು ನೀಡಬೇಕಾಗುತ್ತದೆ:

   - ಭಾರತದ ಆದಾಯ ತೆರಿಗೆ ಇಲಾಖೆಯು ನೀಡಿದ, ಷೇರುದಾರರಿಂದ ಅನುಪ್ರಮಾಣಿತ ಪ್ಯಾನ್ ಕಾರ್ಡಿನ ಪ್ರತಿ.
   - ಆರ್ಥಿಕ ವರ್ಷ 2020-21ಕ್ಕೆ ಅನುಸಾರವಾದ ವಾಸವಿರುವ ದೇಶದ ಅಧಿಕಾರಿಗಳು ನೀಡಿರುವ, ಷೇರುದಾರರಿಂದ ಅನುಪ್ರಮಾಣಿತ ಟ್ಯಾಕ್ಸ್ ರೆಸಿಡೆನ್ಸಿ ಪ್ರಮಾಣಪತ್ರದ ಪ್ರತಿ
   - ನಮೂನೆ 10ಎಫ್ ಸ್ವಘೋಷಣಾ ಪತ್ರ
   - ಷೇರುದಾರರು ತನಗೆ ಅನ್ವಯವಾಗುವ ತೆರಿಗೆ ಒಪ್ಪಂದದ ಅನುಸಾರವಿರುವ ಶಾಶ್ವತವಾಗಿ ಭಾರತದಲ್ಲಿ ನೆಲೆಯೂರಿರದ ಸ್ವಘೋಷಣಾ ಹೇಳಿಕೆ.
   - ಷೇರುದಾರನಿಂದ ಲಾಭದಾಯಕ ಮಾಲಿಕತ್ವದ ಸ್ವಘೋಷಣೆ
   - ಕಾಯಿದೆಯಲ್ಲಿ ಕಡಿಮೆ ತೆರಿಗೆ ತಡೆಹಿಡಿಯುವಂತೆ ಇರುವ ಕಾನೂನಿನಲ್ಲಿ ಹೇಳಲಾದ ಯಾವುದೇ ಇತರ ದಸ್ತಾವೇಜು, ಅನ್ವಯವಾಗುವುದಾದಲ್ಲಿ, ಸ್ವಅನುಪ್ರಮಾಣಿತ ಪ್ರತಿಯನ್ನು ಒದಗಿಸತಕ್ಕದ್ದು.

   ಮೇಲ್ಕಾಣಿಸಿದ ದಸ್ತಾವೇಜುಗಳನ್ನು ಷೇರುದಾರರ ಪೋರ್ಟಲ್ ಆದ https://www.infosys.com/investors/shareholder-services/dividend-tax.html ಈ ತಾಣಕ್ಕೆ ಜೂನ್ 1, 2020ರಿಂದ ಪ್ರಾರಂಭವಾಗಿ ಜೂನ್ 15, 2020ಕ್ಕೆ ಕೊನೆಯಾಗುವ ಅವಧಿಯ ಒಳಗೆ ಸಲ್ಲಿಸಬೇಕಾಗಿ ಕೋರಲಾಗಿದೆ. ಈ ನಿಟ್ಟಿನಲ್ಲಿ ಹೆಚ್ಚಿನ ಸೂಚನೆಗಳು ಮತ್ತು ಮಾಹಿತಿಗಾಗಿ https://www.infosys.com/investors/shareholder-services/dividend-tax.html ಈ ತಾಣವನ್ನು ಸಂದರ್ಶಿಸಲು ಕೋರಲಾಗಿದೆ. ದಿನಾಂಕ ಜೂನ್ 15, 2020ರ ನಂತರ ತೆರಿಗೆ ತಡೆಹಿಡಿಯುವ ವಿಷಯವಾಗಿ ಯಾವುದೇ ಸಂವಹನ/ಸಂದೇಶಗಳನ್ನು ಸ್ವೀಕರಿಸಲಾಗುವುದಿಲ್ಲ.

6. 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯನ್ನು ಷೇರುದಾರರಿಗೆ ಅವರ ನೋಂದಾಯಿತ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಗೆ ಅನ್ವಯವಾಗುವ ಕಾನೂನುಗಳ ಅನುಸಾರವಾಗಿ ಕಳಿಸಲಾಗುವುದು.

ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್ ಪರವಾಗಿ
ಸಹಿ/–
ಎ.ಜಿ.ಎಸ್. ಮಣಿಕಂಠ
ಕಂಪನಿ ಕಾರ್ಯದರ್ಶಿ

ಬೆಂಗಳೂರು, ಭಾರತ
ಮೇ 17, 2020